FORM SC 13G/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No.1

Kranem Corporation
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

500766100
(CUSIP Number)

December 31, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500766100	13G/A	Page 2 of 10

1	NAMES OF REPORTING PERSONS Empire Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.98%
12	TYPE OF REPORTING PERSON PN
.

CUSIP No. 500766100	13G/A	Page 3 of 10
1	NAMES OF REPORTING PERSONS Empire GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.98%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 500766100	13G/A	Page 4 of 10
1	NAMES OF REPORTING PERSONS Empire Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.98%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 500766100	13G/A	Page 5 of 10
1	NAMES OF REPORTING PERSONS Scott A. Fine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.98%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 500766100	13G/A	Page 6 of 10
1	NAMES OF REPORTING PERSONS Peter J. Richards
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,958.30 shares of Series A Convertible Preferred Stock convertible into 1,495,830 Shares of Common Stock (See Footnote 1 and Item 4)
	6	SHARED VOTING POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Footnote 1 and Item 4)
	7	SOLE DISPOSITIVE POWER 14,958.30 shares of Series A Convertible Preferred Stock convertible into 1,495,830 Shares of Common Stock (See Footnote 1 and Item 4)
	8	SHARED DISPOSITIVE POWER 29,916.65 shares of Series A Convertible Preferred Stock convertible into 2,991,665 Shares of Common Stock (See Footnote 1 and Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,874.95 shares of Series A Convertible Preferred Stock convertible into 4,487,495 Shares of Common Stock (See Footnote 1 and Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Footnote 1 and Item 4)
12	TYPE OF REPORTING PERSON IN

 (1)  As discussed in Item 4, the reported Series A Convertible Preferred Stock are subject to a 9.99% "blocker" provision and the percentage set forth in row (11) gives effect to such blocker.  However, as more fully described in Item 4, the Series A Convertible Preferred Stock reported in rows (5), (6), (7), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker.  Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (5), (6), (7), (8) and (9).

CUSIP No. 500766100	13G/A	Page 7 of 10

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on July 1, 2011 (the "Original Schedule 13G"), with respect to shares of Common Stock (as defined below) of the Company (as defined below). This Amendment amends and restates the Original Schedule 13G in its entirety as set forth below.

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is Kranem Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1840 Gateway Drive, Suite 200, San Mateo, CA 94404.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Empire Capital Partners, LP, a Delaware limited partnership ("Empire Onshore"), with respect to the shares of Common Stock (as defined below) directly held by it;
(ii)	Empire GP, LLC, a Delaware limited liability company ("Empire GP"), with respect to the shares of Common Stock directly held by Empire Onshore;
(iii)	Empire Capital Management, LLC, a Delaware limited liability company ("Empire Management") with respect to the shares of Common Stock directly held by Empire Onshore;
(iv)
Mr. Scott A. Fine ("Mr. Fine"), with respect to the shares of Common Stock directly owned by Empire Onshore.  Mr. Fine disclaims beneficial ownership of the shares of Common Stock reflected in this filing, except with respect to any pecuniary interest in such shares; and

(v)
Mr. Peter J. Richards ("Mr. Richards"), individually with respect to the shares of Common Stock directly held by him, and with respect to the shares of Common Stock directly held by Empire Onshore.  Mr. Richards disclaims beneficial ownership of the shares of Common Stock reflected in this filing, except to the extent of his individual sole ownership and with respect to any pecuniary interest in such shares.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Empire GP, serves as the general partner of Empire Onshore. Empire GP has retained Empire Management to serve as Investment Manager to Empire Onshore. Mr. Fine and Mr. Richards are the only Managing Members of Empire Management and the only Managing Partners of Empire GP.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person.

CUSIP No. 500766100	13G/A	Page 8 of 10

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 1 Gorham Island, Suite 201, Westport, CT 06880.

Item 2(c).	CITIZENSHIP:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware. Messrs. Fine and Richards are each a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, no par value per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:
500766100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 500766100	13G/A	Page 9 of 10

Item 4.	OWNERSHIP.

The information as of the filing date required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in this Schedule 13G are calculated based upon 39,880,750 shares of Common Stock issued and outstanding, which is the number of shares of Common Stock issued and outstanding as of November 10, 2011 as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed on November 21, 2011.

Pursuant to the terms of the reported Series A Convertible Preferred Stock (the "Blocker Securities"), the Reporting Persons cannot convert any of the Blocker Securities until such time as the Reporting Persons would not beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the "Blocker"). The percentages set forth in Row (11) of the cover page for each Reporting Person give effect to such Blocker.  However, Rows (5), (6), (7), (8) and (9) of the cover page for each Reporting Person show the number of shares of Common Stock that would be issuable upon full conversion of the Blocker Securities and do not give effect to such Blocker.  The Series B Convertible Preferred Stock converts to Company's Common Stock at a ratio of 100:1.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Note applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP No. 500766100	13G/A	Page 10 of 10

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Exhibits:

Exhibit I: Joint Filing Agreement, dated as of June 30, 2011, by and among the Reporting Persons is attached to the Original Schedule 13G as Exhibit 1.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2012

By:	/s/ Scott A. Fine
Name: Scott. A. Fine
Title: Individually, and as Managing Partner of Empire GP, L.L.C. and Managing Member of Empire Capital Management, L.L.C.

/s/ Peter J. Richards
Name: Peter J. Richards
Title: Individually, and as Managing Partner of Empire GP, L.L.C. and Managing Member of Empire Capital Management, L.L.C.